ReliaStar Life Insurance Company
Separate Account N

ING Advantage[SM] (Prospectus No. PRO.100209-05)
ING Advantage Century[SM] (Prospectus No. PRO.100207-05)
ING Advantage Century Plus[SM] (Prospectus No. PRO.100208-05)

Supplement dated August 12, 2005 to the
Contract Prospectus dated April 29, 2005

The information in this Supplement updates and amends certain information contained in the Contract Prospectus. You should read this Supplement along with the current Contract Prospectus.

1, The name of AIM V.I. Dent Demographic Trends Fund (Series I) appearing in the list of "The Funds" on page 2 of the Contract Prospectus is replaced with AIM VI Demographic Trends Fund (Series I) to reflect a name change effective July 1, 2005.

2. The information for AIM V.I. Dent Demographic Trends Fund, ING Salomon Brothers Large Cap Growth Portfolio, and ING Van Kampen Comstock Portfolio appearing in the Fund Expense Table beginning on page 7 of the Contract Prospectus is deleted and replaced with the following to reflect changes in fund fees and expenses.

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
AIM V.I. Demographic Trends Fund (Series I) [3][4]	0.77%	--	0.37%	1.14%	0.13%	1.01%
ING Salomon Brothers Large Cap Growth Portfolio (Initial Class) [10]	0.64%	--	0.20%	0.84%	--	0.84%
ING Van Kampen Comstock Portfolio (Service Class) [11]	0.60%	--	0.35%	0.95%	0.09%	0.86%

3. The Footnotes to "Fund Expense Table" beginning on page 10 of the Contract Prospectus are amended by replacing footnotes (3) and (10) with the following footnotes (3) and (10); and by adding the following to footnotes (4) and (11):

(3) The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total annual Fund Operating Expenses (excluding certain items as discussed in the fund's prospectus) of Series I shares to 1.01% of average daily net assets. The expense limitation is in effect through June 30, 2006. Please refer to the fund's prospectus for more detailed information.

(4) Effective July 1, 2004, the fund's Board of Trustees approved an amendment to the master investment advisory agreement. Under the amended master investment advisory agreement, the management fee for the fund has been reduced from 0.85% to 0.77%. Management (Advisory) Fees reflect his agreement.

(10) Effective December 1, 2004, Management (Advisory) Fees were restated to reflect a decrease as follows: from 0.80% to 0.64% for ING American Century Select Portfolio; from 0.70% to 0.64% for ING Salomon Brothers Large Cap Growth Portfolio; from 0.85% to 0.64% for ING T. Rowe Price Diversified Mid Cap Growth Portfolio; and from 0.85% to 0.55% for ING Van Kampen Equity and Income Portfolio. Effective December 1, 2004, the administrative fees (included in Other Expenses) were restated to reflect a decrease as follows: from 0.20% to 0.02% for ING American Century Select Portfolio, ING T. Rowe Price Diversified Mid Cap Growth Portfolio and ING Van Kampen Equity and Income Portfolio; and from 0.60% to 0.06% for ING Oppenheimer Global Portfolio.

(11) In addition, effective June 1, 2005, ING Life Insurance and Annuity Company, the Portfolio's investment adviser, has contractually agreed to waive a portion of the management fee for ING Van Kampen Comstock Portfolio. Based upon net assets as of December 31, 2004, the management fee waiver for the Portfolio would equal 0.02%. This expense waiver will continue through at least May 1, 2006. There is no guarantee that this waiver will continue after this date.

4. The information for ING VP Balanced Portfolio, Inc. appearing in the Contract Prospectus under Appendix II – Description of Underlying Funds is deleted and replaced with the following to reflect a change in the fund's investment strategy effective June 17, 2005.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/ Summary of Principal Investment Strategies
ING VP Balanced Portfolio, Inc. (Class I shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. Normally invests up to 75% of total assets in equity securities and at least 25% of total assets in debt (including money market instruments). The Portfolio may invest a portion of its total assets in high-yield instruments. May also invest in convertible securities, foreign debt securities and derivatives.